  Exhibit 99.1

Prophecy’s First Pulacayo Step-Out Drill Hole Intercepts 10 Meter Mineralization Grading 147 g/t Silver, 9.8% Zinc, and 2.0% Lead (539 g/t AgEq) within 35.5 Meter Mineralization Grading 230 g/t AgEq, Starting 31.5 Meters Downhole

Vancouver, British Columbia, January 21, 2020 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce the first step-out diamond drilling results from its 100%-controlled Pulacayo silver project in the Potosi department of Bolivia. Borehole PUD 267 intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5 meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole.

PUD 267 marks Prophecy’s first Pulacayo drill hole of the 2020 drilling campaign and the first drilling to be conducted on the property since 2012. A total of 268 historic Pulacayo drill holes were completed between 2008 and 2012 by the previous operator. The results of PUD 267 comes on the back of the success of Prophecy’s first drill campaign at Paca (7km north of Pulacayo), where PND 110 intersected highest-ever grade at Paca of 12 meters of mineralization grading 1,085g/t silver, starting 16 meters downhole (see Company’s October 28, 2019 news release). These near-surface, high-grade intersections contribute positively to a potential district-style project economic assessment with consideration of open-pit mining scenarios. There are several other targets controlled by Prophecy within the district that are yet to be drilled but highly promising (e.g., Pacamayo, Al Abra, and Pero).

PUD 267 intercepted the Tajo vein system 83 meters west from PUD 041 which intersected 20 meters of mineralization grading 15.1g/t Ag, 2.43%Zn, 0.76% Pb at a similar depth to the mineralization encountered at PUD 267. PUD 041 (drilled in 2008) represents the westernmost drillhole that comprises the Company’s 2017 NI43-101 compliant Pulacayo resource (“Eastern Block”). These results confirm that the Tajo vein system extends westward and occurs near-surface, with a probable thickening component for a minimum 83-meter extension to the west of the Eastern Block.

The Eastern Block spans 1.4 km in strike, roughly 300 meters of vertical section and contains 30.4 million indicated silver oz and 6.4 million inferred silver oz estimated in the independent NI43-101 report by Mercator of October 2017 (see the Company’s press release dated November 22, 2017).

PUD 267 was planned based on a vertical projection of Pulacayo’s historic underground workings which followed the Tajo vein system. These workings exist between 400 meters and 1,000 meters from the surface with mined grades of 10% to 25% Zn and 300g/t to 800g/t Ag (according to Hochschild mining records from 1914 to 1960). The results of PUD 267 reveal strong potential for existing mineralization from near-surface in the intervening depths to the workings approximately 400 meters below.

The current 20-hole, 5,000 meter step-out program is due for completion in early February, with full assay results expected to be released throughout February.

“PUD 267 starts a sensational new chapter for Pulacayo. We’re happy that our scientific approach to outlining our 2020 drilling program has yielded favorable results on its very first hole” says Joaquin Merino, Prophecy’s VP for South American Operations, “A successfully proven mineralized western extension of the Eastern Block could considerably increase the Pulacayo in-situ silver resource ounces. That is our main objective for 2020.”

Prophecy has identified targets as far as 1.4 kilometers west of PUD 041 and is current drilling PUD 278, which is situated 600 meters west of PUD 041.

The Eastern Block represents a very small portion of the Tajo vein system, which is over 3 km in strike and open to least 1,000 meters at depth. Although it is still early in our multi-phase drill campaign, Prophecy is very pleased and highly encouraged by the drill progress to date to achieve the Company’s 2020 objective.

Complete composited drill intersections of mineralization (in meters) are tabulated below:

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths.

Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013.

Header information for Drillhole

Hole id	Azimuth	dip	Max depth	Type	Easting	Northing	Elevation
PUD267	180	-45	180	SURFACE	739823.4	7744735.0	4336.4

Complete drill map and result cross sections can be accessed at www.prophecydev.com/company-presentation and https://www.prophecydev.com/projects/pulacayo-silver-lead-zinc/.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101. Prophecy adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates (including lab duplicates and standards) are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core and split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. Prior to sampling, all core is geotechnically analyzed and photographed and then logged by geologists.

About Prophecy

Prophecy is developing its premier Pulacayo silver project in Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

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